Room 4561

      October 20, 2005

Mr. Randall D. Miles
Chairman and Chief Executive Officer
Lion, Inc.
4700 42nd Avenue SW, Suite 430
Seattle, WA 98116

      Re:	Lion, Inc.
   Form 10-KSB for the Fiscal Year Ended
   December 31, 2004
Filed March 31, 2005
   File No. 000-25159

Dear Mr. Miles:

      We have reviewed your response to our prior comment letter dated July 8, 2005 in connection with our review of the above referenced filing and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. We may ask you to provide us with supplemental information so we may better understand your disclosure.
Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Management`s Discussion and Analysis

Business Enterprise Segments, page 12

1. Please refer to comment 1 in our letter dated July 8, 2005. We have reviewed your response and it remains unclear whether your Leads, Loans and Capital Markets segments have met the aggregation criteria under paragraph 17 of SFAS 131, in particular, the requirement that the operating segments have similar economic characteristics. Please provide us a copy of the operating results that are regularly reviewed by your chief operating decision maker to make decisions about resource allocation and performance assessment.

2. Your response indicates that while you track revenues by product group, your reporting system does not break out and report on expenses by the same product groups. Clarify whether you track expenses within your groups (i.e., Leads, Loans and Capital Markets).
If not, explain why you believe these represent operating segments under paragraph 10 of SFAS 131 as it does not appear that your CODM regularly reviews operating results.

3. In future filings, provide the disclosures required by paragraph
37 of SFAS 131 for your products.

Critical Accounting Policies, page 21

4. Please refer to comment 2 in our letter dated July 8, 2005. Note that we consider an amendment to your Form 10-KSB a subsequent filing. In this regard, if you amend your Form 10-KSB, you must include the revision noted in your response to our prior comment 2.

Report of Independent Registered Public Accounting Firm, page 25

5. Please refer to comment 3 in our letter dated July 8, 2005. We have reviewed your response and note that the accountant`s report currently included in your 10-KSB for the year ended December 31, 2004 does not comply with Article 2.02 of Regulation S-X as the signature was inadvertently omitted from the EDGAR filing. Please amend your 10-KSB to include a signed report from your independent accounting firm.

Note A - Summary Of Accounting Policies

Revenue Recognition, page 20

6. Please refer to comment 4 in our letter dated July 8, 2005.  We note in your response that in certain instances you recognize revenue related to set-up fees for websites as they are developed due to the fact that these websites become the intellectual property of the customer and the customer could host the website with another vendor.
Tell us why you believe the development of the websites under these circumstances represents a separate earnings process. In this regard, please address the following:

* Is the functionality of the on-going service affected by the timing of the website development (i.e. does it coincide with the hosting service);
* Have you provided website development to customers where you do not provide hosting services; and
* Have you provided hosting services to customers that used other vendor`s services for developing a customer`s website or where customers developed their own website.

      Please advise.

7. Please refer to comment 6 in our letter dated July 8, 2005. Help us better understand how you have established vendor specific objective evidence (VSOE) for your maintenance related to the sale of your Pipeline Tool software. Your response indicates that VSOE of your maintenance is consistent with your pricing structure for similar maintenance. Clarify what is meant by "similar maintenance" including how you have determined the pricing structure for maintenance related to your software sales and how that complies with paragraph 10 and 57 of SOP 97-2. In this regard, tell us whether you have had separate sales of your maintenance (i.e. maintenance renewals) or if it has historically been sold together with the license. Clarify the initial period of PCS and whether you have experienced renewals following the initial PCS period. Please advise.

Note B - Business Combination, page 35

8. Please refer to comment 9 in our letter dated July 8, 2005.  We note in your response here, as well as your response to comment 5 in our letter dated July 8, 2005, that the deferred revenue recorded as a result of the acquisition of Ignition Mortgage Technology Solutions, Inc. relates to two term licensing arrangements to a customer that included only the licensing component associated with the arrangement. We also note that the customer has taken delivery of the software. Based on your response, it does not appear that you have a legal obligation to provide additional goods or services to this customer as required in EITF 01-3. Help us understand what remaining obligations you have to this customer related to this arrangement to support your recording of $920,654 of deferred revenue related to this acquisition.

General

9. In connection with our prior comment letter dated July 8, 2005, we note that you provided, as previously requested, a statement in writing that the company acknowledges that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

However, be advised that a letter signed by counsel would not satisfy the requirement of this comment. As a result, a representative from the Company should acknowledge, in writing, the above statements.

* * * * *

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      You may contact Patrick Gilmore at (202) 551-3406, Lisa
Mitrovich, Assistant Chief Accountant, at (202) 551-3453 or me at
(202) 551-3730 if you have questions regarding comments on the financial statements and related matters.

							Sincerely,


							Kathleen Collins
							Accounting Branch Chief


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Mr. Randall D. Miles
Lion, Inc.
October 20, 2005
Page 1